First Priority Financial Corp.

2 West Liberty Boulevard

Suite 104

Malvern, PA 19355

November 28, 2012

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4561

Re:	First Priority Financial Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed October 19, 2012
File No. 333-183118

Dear Mr. Windsor:

In response to your letter dated November 16, 2012, we are pleased to present additional information and clarify management’s previous response and judgments with regard to our disclosure in our Amended Registration Statement on Form S-4. We would be pleased to discuss this with you at your convenience.

As background to our detailed response, we believe it is important to provide a summary of the Company’s history as a de novo bank, and its positions, judgments and disclosures. Prior to the formation of First Priority Financial Corp. (the “Company” or “FPFC”) in 2007, First Priority Bank (“the Bank” or “FPB”) was formed as a full service de novo bank in 2005 and opened for business in January, 2006. As is the case with most de novo banks, operating losses were expected in the first three years as the institution began to execute its business model and plans by establishing its infra-structure and franchise, developing and building its customer base, and leveraging its capital. During FPB’s first three years of operation (2006-2008) the Bank opened 3 branch offices (Malvern, Wyomissing and Blue Bell, PA) and acquired another de novo bank in February 2008, Prestige Community Bank, which opened in December, 2007 with two offices (Newtown and Plumstead, Bucks Co., PA). Accordingly, as FPB entered its fourth year of operations in 2009 it had integrated Prestige Bank, had 5 offices and effectively was operating two de novo banks, Prestige Community Bank and First Priority Bank (the survivor). These actions were planned and the operating losses in the years 2005-2008, which totaled $9.1 million, were anticipated.

Although the financial crisis which began in 2008 and the resulting recession had a significant impact on the Bank’s funding costs and asset quality in 2009 and 2010, the Banks operations stabilized in early 2011 and the Bank became profitable that year as income before the provision for loan losses was $1.24 million and net income totaled $158 thousand. Although

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

operating results in 2011 were negatively impacted by collateral protection expense, a high provision for loan losses and relatively high funding costs due to the longer maturity structure of its funding base, the Bank was able to realize securities gains in 2011 and has been firmly profitable since.

As the Bank entered 2012, several factors impacted management’s estimates that higher levels of income will be achieved, not only in 2012 but also in 2013 and beyond, and warranted changing the outlook period for estimating the deferred tax asset (“DTA”):

1)	Asset quality has improved and stabilized. Classified assets continued to decline from 2010 and 2011 levels. Asset quality throughout the banking industry has similarly improved.

2)	The Bank has reached a size ($279 million in assets and $240 million in loans as of June 30, 2012) whereby annualized net interest income has reached approximately $10 million and is sustainable as the cost of funds continue to decline in the low interest rate environment. Projections from the Federal Reserve state that interest rates will remain low for the next several years and accordingly, the Bank should continue to reduce its cost of funding in this environment. That cost reduction should more than offset potential lower loan yields and loan growth.

3)	Lower provisions for loan losses and charge-offs are anticipated as compared to prior years due to the improvement in asset quality and potential lower loan growth.

4)	Non-interest income, which includes bank fees and wealth management fees, should moderately increase from the current levels, due to continued implementation of our business strategy and success to date.

5)	Elimination of non-recurring charges experienced in prior periods will serve to reduce total future non-interest expenses. Recurring non-interest expenses, inclusive of amounts budgeted for unknown events, will show minimal growth in this slow economic environment and most likely will remain flat.

The above factors, along with the Federal Reserve Bank’s interest rate projections and the improvement in the economy over the last two years, were instrumental in management’s decision to change from considering a one year future earnings period for recognition of the DTA to a two year future earnings period. Based on the above, management believes it is a favorable environment for FPFC to sustain pre-tax earnings of at least $2 million per year. In addition, the Bank had $909 thousand of unrealized gains in its securities portfolio at June 30, 2012 ($1.1 million at September 30, 2012), which create the potential for the Company to accelerate taxable income through the sale of these securities.

Although there is always the risk of a change in the economic environment, management believes the Company’s outlook over the next two years is a reasonable expectation of future operations, noting that increasing the future earnings period to two years resulted in an incremental tax benefit of $794 thousand for the six-month period ended June 30, 2012.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

None of these factors regarding the deferred tax asset valuation allowance impact the exchange ratio in the pending merger with Affinity Bancorp, Inc. (“Affinity”), nor do these amounts impact the Company’s regulatory capital balances or related capital ratios.

The following discussion specifically addresses the Staff’s questions included your letter dated November 16, 2012. For convenience of reference, we have repeated each of your questions or comments, in bold italics, immediately prior to our related response.

1. We note your response to prior comment 7 in our letter dated October 4, 2012. Please provide us with the supplemental information noted below in order for us to evaluate your accounting for the deferred tax asset valuation allowance:

•

Please explain in further detail your statement that when management made the determination that the deferred tax asset was more likely than not to be realized, the use of a two year projection was supportable. In this regard, it would appear that projections serve as the evidence that support the realizability of the deferred tax asset rather than the other way around.

The statement made to the effect that when management made the determination that the DTA was more likely than not to be realized, the use of a two year projection was supportable, encompassed management’s consideration of the continued improvement in the Company’s historical earnings, the removal of certain uncertainties from the Company’s portfolio on which management had previously spent considerable time and attention in addressing, the slowly stabilizing economy (including statements by the FOMC of the Federal Reserve Board regarding interest rates remaining at current levels through 2014 which will benefit the Company’s earning), management’s cautiously favorable outlook on the future, and management’s increased confidence in its ability to accurately understand and predict earnings going forward.

In evaluating the Company’s DTA and related valuation allowance, management considered the four sources of taxable income identified in ASC Topic 740-10-30-18 including:

a)	Future reversals of existing taxable temporary differences.

•

At each reporting period, deferred tax liabilities consisted primarily of temporary differences related to depreciation and prepaid expenses. These timing differences will reverse over time and within the Net Operating Loss (“NOL”) carryforward period. As a result, management concluded that they would produce future taxable income against which future tax deductions could be applied.

b)	Future taxable income exclusive of reversing temporary differences and carryforwards.

•	See further discussion below.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

c)	Taxable income in prior carryback year(s) if carryback is permitted under the tax law.

•	The Company is a start-up company with no prior taxable income

d)	Tax-planning strategies that would, if necessary, be implemented

•

At each respective period (12/31/10, 12/31/11, 6/30/12, 9/30/12), the Company’s available for sale security portfolio was in a net unrealized gain position, resulting in a deferred tax liability. While the Company sells these securities from time to time as circumstances suggest, the Company has implemented a tax planning strategy whereby it would sell investments in an unrealized gain position in order to create taxable income sufficient to keep net operating losses from expiring unused.

•

As of December 31, 2010 and 2011 and at June 30 and September 30, 2012, the Company had unrealized gains related to its investment portfolio totaling $6 thousand, $861 thousand, $909 thousand and $1.1 million, respectively.

When considering future taxable income exclusive of reversing temporary differences and carryforwards, the Company’s management considered all available evidence, both positive and negative and specifically including each of the following when making a determination as to whether the DTA was more likely than not to be realizable in the future:

1)	Historical financial results, with an emphasis on most current results and the trend of those results as it relates to anticipated future results.

•

The Company was formed as a de novo institution in November 2005. As expected, the Company recorded losses during the initial years of operations, both from a financial reporting basis and for tax purposes; accordingly, the majority of losses were incurred prior to 12/31/09.

•

Furthermore, in 2008, the Company acquired Prestige Community Bank, a de novo bank headquartered in Newtown, Bucks County, PA. Prestige, at time of acquisition, had $28.9 million in assets, $5.8 million in loans and $20.8 million in deposits, and added $7.4 million in capital to the Company. In addition, the Company acquired a NOL for tax purposes in the acquisition totaling $2.0 million, which is subject to certain limitations.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

•	Below is a summary of the annual trend of reported financial results as well as the NOL for each year since the Company began operations (in thousands):

	(NOL) / Taxable Income	Net Income (Loss) Per Books	TARP CPP Preferred Dividend	Accumulated Deficit
2005	(273)	(969)	—	(969)
2006	(2,134)	(2,436)	—	(3,405)
2007	(1,884)	(2,376)	—	(5,781)
2008	(3,315)	(3,354)	—	(9,135)
2009	(777)	(1,363)	(269)	(10,767)
2010	(319)	115	(471)	(11,123)
2011	994	158	(532)	(11,497)

	(7,708)	(10,225)	(1,272)

6 Mos 2012	838	1,364	(267)	(10,400)

6/30/2012	(6,870)	(8,861)	(1,539)	(10,400)

Acquired NOL	(2,010)

Total NOL	(8,880)

•

As exhibited above, the earnings trend of the Company reflected losses in the initial years of operations, as would be expected during the Company’s start-up process. These losses generally result from the Company lacking the size and scale to generate a net interest spread sufficient to cover fixed operating costs. Earnings in 2008 and 2009 were further negatively impacted by the acquisition of Prestige in 2008 given that Prestige was a newly formed de novo bank with two offices, a full staff and very little in terms of earning assets ($5.8 million in loans). Additionally, a deterioration in credit quality in a small number of credits in our loan portfolio in 2009 to early 2011 significantly impacted earnings in those years. However, with the growth in the loan portfolio and the stabilization of credit quality, the overall trend reflected positive financial reporting earnings beginning in 2010 and positive taxable earnings beginning in 2011, with a significant increase in earnings in 2012 and continuing through year to date September 30, 2012.

2)	Future projected earnings.

•

Management’s income statement budgeting process is based primarily on expectations with respect to forecasted balance sheet amounts. Because the Company’s income is generated by contractual interest rates on the existing loan portfolio and new loans, net of contractual repayments and pre-payments, management performs detailed budget analyses to estimate loan balances by category. Similarly, interest expense is incurred on the existing deposit base, new deposits net

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

of withdrawals, and funded debt. Management forecasts loan and deposit balances by category and applies blended interest rates based on existing contractual rates adjusted for anticipated changes in order to forecast future interest income and expense. This process includes consideration of economic forecasts, market changes and competition, the interest rate environment, the overall state and trend of the banking industry, and other related inputs.

•

Future loan loss provision expense and future charge offs are budgeted based on trends in appraisal information related to collateral dependent loans, and based on management’s understanding of the risks inherent in the portfolio as they relate to relevant, forward looking information with respect to specific groups of credits, the local and regional economy, an industry’s current trends, etc. This process is inherently judgmental, and the estimated amounts are benchmarked against prior loss experience to ensure they are within an expected range.

•

Non-interest income is forecasted by product and is based on recent results and the Company’s expectations for the future. Similarly, non-interest expense is based initially on recent experience and adjusted for expected changes relating to headcount, anticipated credit or other real estate owned administration costs, anticipated changes in processing volume, etc. The impact of future non-recurring items are included if known or expected, but given their nature, are often not known at the time the budget is created. However, non-specific general allowances are made in the budgeting process to capture future unexpected costs.

3)	Identification of any non-recurring or abnormal types of income or expenses included in historical results which may provide insight into and impact future earnings.

•

The determination for including or excluding certain historical items from future estimates of earnings is based on management’s determination as to whether it is reasonable to expect that a specific income or expense item is non-recurring or specific to a special situation which is not likely to recur in the future.

•

Historical, non-recurring income items such as realized gains on sales of securities are excluded from future earnings forecasts, unless such transactions are contemplated at the time the budget is prepared. In this manner, management attempts to budget earnings as accurately as possible using all known and anticipated events. Similarly, all anticipated non-recurring costs are included in projected earnings. For example, the Company expects to incur costs related to the pending merger with Affinity. These costs have been estimated and included in the budgets for the appropriate periods and serve to reduce future estimated net income. Non-specific general allowances are also made in the budgeting process to capture unexpected costs. These estimates are made based on historical experience, current trends and any other relevant information available at the time.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

4)	Future taxable income

•

Future taxable income used to assess the realizability of the net DTA is based on management’s earnings forecasts and adjusted for permanent and temporary book-tax differences to compute future taxable income.

•	Please tell us if you relied upon budgeted core earnings in your judgment to reduce the valuation allowance in 2010, 2011 and 2012.

All available evidence, both positive and negative and including information about the Company’s then current financial position and historical results of operations, and supplemented by all information then currently available for future years, was considered in order to determine the deferred tax valuation allowance for 2010, 2011 and 2012. This included management’s best estimates of future core earnings, as well as management’s best estimates for all other income and expense items expected to impact future taxable income, as well as tax planning strategies that would potentially accelerate taxable income through the sale of certain investment securities.

Certain materials that respond to this comment are being provided to the Staff under separate cover by Stevens & Lee, P.C. on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933. In accordance with Rule 418, return of these materials to the undersigned promptly following completion of the Staff’s review thereof is hereby requested. In addition, under the Freedom of Information Act, as amended (“FOIA”), in accordance with 17 C.F.R. §200.83(b), confidential treatment is hereby requested for the materials, in each case due to the sensitive commercial and financial nature thereof.

•

In the determination of budgeted core earnings, please tell us your basis for the determination that each of the individual expense adjustments was not considered to be part of your core business operations.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

The following table (also presented in our October 19, 2012 response on page A-16) displays a summary of the Company’s Core Earnings which eliminates three expense items from historical earnings to define “Core Earnings”: 1) Collateral Protection Expense; 2) Merger Related Costs; and 3) Deferred Salary Expense. The potential impact on future earnings for all three items were considered in order to determine the Company’s current run rate of earnings and are discussed below (in thousands).

	Income (Loss) Before Income Taxes	Collateral Protection Expense	Merger Related Costs	Deferred Salary Expense	Pre-Tax Core Earnings		Budgeted Pre-Tax Core Earnings
Q110	$41	$5			$46
Q210	28	42			70
Q310	10	15			25
Q410	(289)	83			(206	) (1)

2010	$(210)	$145	$—	$—	$(65	) (1)	$353

Q111	(329)	446			117
Q211	(216)	179			(37	) (2)
Q311	290	202			492
Q411	325	130			455

2011	$70	$957	$—	$—	$1,027	(2)	$1,136	(3)

Q112	262	119			381
Q212	71	105	143	255	574

Q212 YTD	$333	$224	$143	$255	$955		$750	(4)

Q312	218	—	185	—	403		409

Q312 YTD	$551	$224	$328	$255	$1,358		$1,159	(4)

(1)	Includes charge-off of $967 due to fraud by the borrower which affected multiple financial institutions.
(2)	Includes $316 loss on the sale of other real estate owned.
(3)	Budgeted core earning adjusted for budgeted collateral protection expenses of $120.
(4)	Budgeted core earning adjusted for budgeted deferred salary expenses of $ 225.

Collateral Protection Expense:

The Company entered into a loan relationship in February 2007 whereby it funded the premiums on three life insurance policies owned by a Trust for tax planning purposes on the life of a wealthy individual. A week before the 2 year contesting period expired (December 2008) the issuing insurance company filed a suit to void the policies and keep all premiums paid. Shortly after the suit was filed the Trust defaulted on the loan and the Company exercised its right of assignment to protect its interest in the collateral. As such, the Company began to defend the validity of the policies and was forced to continue to pay the insurance premiums due in order to keep the policies in effect. Included in this category were both the legal costs and insurance premiums for each of years 2010 and 2011 and for the first six months of 2012 as follows: 2010 (legal costs of $145 thousand); 2011 ($957 thousand: legal $363 thousand; premiums $594 thousand); 2012 ($224 thousand: legal $56 thousand; premiums $168 thousand). The premium expenses were not deductible for tax purposes. Due to the continuing burden of legal costs and insurance premium expenses, as well as the uncertainty of pending litigation, the Company entered into a settlement and release agreement, as disclosed in the Form S-4, whereby it was agreed that the Company was paid $1.2 million for the release of the collateral and payment on the outstanding loan balance. Accordingly, collateral protection expense has been eliminated beginning in the second half of 2012, thus it is also eliminated as part of the Company’s core expense run rate.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

Merger Related Costs:

Costs related to the anticipated merger of The Company and Affinity and each of their respective banking subsidiaries are not considered as part of Core Earnings. In addition, these merger related costs which were incurred subsequent to the signing of the Merger Agreement on May 23, 2012, are also believed to be substantially not tax deductible. Future estimated merger related costs are included in the Company’s projections of future earnings.

Deferred Salary Expense:

In December 2008, the Company adopted a Deferred Compensation Plan for the benefit of a select group of executives of the Company, eligibility as determined by the Board of Directors. The Plan was an unfunded arrangement which became effective January 1, 2009. The Plan was subject to annual renewal by the Board of Directors and was terminated effective close of business December 31, 2009. However, the amounts that certain executive officers elected to defer under the Plan remain subject to the terms and conditions outlined in the Plan.

The Plan required each eligible plan participant to make an election which defined the participant’s voluntary election deferral amount for the following year. The participant’s annual salary would be reduced for that year by the amount of the deferral amount, which will be paid to the participant in the future, plus interest, upon the Company reaching a Profitability Date, which was defined in the Plan as the last day of a calendar year (Plan Year) in which (1) the Company reports three quarters of profitability during such calendar year, and (2) the Company also achieves profitability for that entire calendar year. Both of these criteria must be met inclusive of the required accrual of compensation cost related to this plan. It was determined that these conditions would be achieved during 2012.

As the Plan has been terminated, and the deferred salary expense totaling $255 thousand (consisting of $193 thousand of previously deferred salary expense, $15 thousand of related interest calculated on deferred salaries and $47 thousand of compensation costs related to the issuance of restricted stock) related to the Plan affects only 2012 year, management does not consider the expense as core to the Company’s core run rate.

For the four quarters ended June 30, 2012, core earnings before taxes were significant in each quarter and totaled $1.9 million over this one year period. Core earnings as described above resulted in: (1) a loss of $65 thousand for the full year of 2010 compared to budgeted core earnings of $353 thousand, (2) a net profit of $1.03 million for 2011 compared to the budget of $1.14 million and (3) a net profit of $955 thousand for the first six months of 2012 compared to budgeted core earnings of $750 thousand for the same period. In addition, core earnings for the quarter ended September 30, 2012 were $403 thousand compared to budgeted earnings of $409 thousand.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

Furthermore, adjusting core earnings for the fraud related charge-off of a loan in the fourth quarter of 2010 and the loss related to the sale of a single property in other real estate owned in the second quarter of 2011, these adjusted core earnings would reflect positive results for the eleven quarter trend displayed on the schedule above.

•

In the determination of budgeted core earnings, please tell us how you determined that each item of non-interest income (e.g. gains on investments sales) should be included in arriving at this amount. We note that gains recognized on investment sales have significantly impacted operating performance in each of the periods presented.

Non-interest income generally includes the following; wealth management fee income, gains on sales of investment securities and banking fees on loans and deposits. However, certain transactions (e.g. gains on investment sales) are by their nature difficult to predict and estimate, and are generally excluded from the budget when management does not have sufficient information with respect to the existence or timing of such a transaction. In general, realized gains and losses on investment sales are not included in the budget given the uncertainties surrounding timing and valuation. However, in late 2011 while in the process of finalizing the 2012 budget, management was also in the process of identifying securities in its portfolio to sell in the near term and did include an estimate for the gains to be realized from such sales. This income item did not impact budgeted earnings for any other future period.

•

Tell us the components of your projected non-interest income utilized in the 24 month projection. As part of your response, please tell us specifically how you project wealth management fees as well as your accounting for this fee source.

The components of non-interest income utilized in the 24 month projection as of June 30, 2012 are as follows ($000):

	Q312	Q412	Q113	Q213	Q313	Q413	Q114	Q214	2 Years
Loan related fee income	10	11	12	13	14	15	16	17	108
Branch related fee income	37	39	41	43	45	47	49	51	352
Wealth management fee income	88	106	121	124	136	148	160	162	1,045
Other fee income	0	0	0	0	0	0	0	0	—

Total non-interest income	135	156	174	180	195	210	225	230	1,505

In budgeting wealth management fees, our best estimate is made after consideration of our most recent history, the growth of our retail banking network, consultation with our third party provider and consultation with the financial advisors/employees responsible for the particular area that have business related expertise responsible for setting appropriate goals.

The Company provides wealth management services through a third party under a dual employee relationship. Commission and fees earned on services provided to customers of the

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

Bank are recorded net of the fee charged by the third party provider and any clearing cost. This amount is determined by contract and the income the Company receives on transactions is recorded as non-interest income and shown as Wealth Management Fees in the period which it is earned. The Bank’s dual employee, who is registered with the third party provider, receives a portion of the net commission or fees received by the Bank ranging from 30% to 40%. This commission or fee received by the dual employee is recorded as an expense and included in Salaries and Employee Benefits as incurred.

Many of these wealth management fees are commission based and are earned as service is provided. Each of our wealth management business development staff are assigned to call on new customers as well as existing customers of the Bank who may be looking to invest proceeds from existing time deposits into another type of investment vehicle. Our retail banking staff works with these individuals to identify and refer potential customers to the wealth management department as a means to retain or strengthen the overall customer relationship.

•

In regard to the budgeted vs. actual loan loss provisions included in the projections for each of the periods, please tell us why the actual provisions were in excess of budgeted provisions for each period and how this experience along with the projected loan growth and credit quality metrics (i.e. and changes therein) were considered in the development of the projected 24 month loan loss provision.

The provision for loan losses compared to budget is shown in the table below (in thousands).

Provision for Loan Losses ($000):
	Actual		Budget	Variance
12/31/2010	1,307	(1)	727	(580)
12/31/2011	1,082		938	(144)
6/30/2012	330		273	(57)

(1)	Includes charge-off of $967 due to fraud by the borrower which affected multiple financial institutions.

The budget for the provision for loan losses is developed based on projected loan growth as well as assumptions made by management related to anticipated net charge-off levels. Expected charge-offs are estimated based on the overall loan portfolio and management’s understanding of the identified potential risks and historical performance of the portfolio. As noted above, the provision for loan losses in 2010 was higher than expected due to one unexpected loss which occurred in the fourth quarter of 2010 related to fraud by the borrower; this loan had previously been performing, had not failed any covenants and had not given any indication that there was a problem and therefore, did not have any specific reserve allocation related to it.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

•

In light of actual loan growth not meeting budgeted expectations in the periods presented, please tell us specifically how you plan to recognize net loan growth and resulting increases in interest income in each of the next two years as budgeted. Please be specific as to the steps to be taken and types of loans made in order to generate this projected growth also taking into consideration the stagnant loan growth experienced thus far in fiscal 2012.

Net loan growth has been sluggish over the past few years as shown in the table below (in thousands):

Ending Loans Outstanding:
	Ending Balance	Actual Growth	Budgeted Ending Loans	Budgeted Growth
12/31/2009	195,455
12/31/2010	233,540	38,085	245,504	50,049
12/31/2011	240,115	6,575	288,541	55,001
6/30/2012	240,083	(32)	249,914	9,799
24 Month Projection			282,549	42,466
Annual Average				21,233

Actual Loan Activity:
	Net New Production	Payoffs	Other Activity	Net Change
2010	64,300	(23,700)	(2,500)	38,100
2011	24,500	(19,400)	1,500	6,600
6 Months 2012	17,600	(16,400)	(1,200)	—

The shortfall in net loan growth compared to budget can be attributed to several key factors:

•	Economic conditions and political uncertainty have slowed the pace of new loan growth for the entire industry.

•

Historically low interest rates have allowed many borrowers the opportunity to pay down debt from savings or refinance existing debt at lower rates. As a result, while our new loan production was moderate to strong, principal repayment significantly curtailed net loan growth. As shown in the table above, new loan production totaled $64 million, $25 million and $18 million for the years ended 2010 and 2011 and for the six months ended June 30, 2012, respectively.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

The projected increase in net interest income included in our projection will be impacted by the following:

•

We have seen an increase in business activity over the course of 2012 and real estate values and absorption rates have rebounded somewhat. In addition, as interest rates remain at the current historically low levels and underlying real estate values are recovering slowly making loan to value (“LTV”) requirements difficult, refinancing activity is expected to subside somewhat as those customers who would benefit from refinance have already done so. This is supported by the Mortgage Bankers Association which estimates a 39% reduction in residential mortgage refinancing in 2013 compared to the current year[1]. We believe these factors will support a more normalized level of net production.

•

In addition, we have implemented a strategy to solicit small businesses while leading with our cash management suite of services, including free remote deposit capture, online e-banking with related ACH wire transfer services, sweep products and other business banking services. Our relationship managers lead with these deposit products to build customer relationships and continuously follow up to gain lending opportunities. In addition, it is worth noting that some of the incremental net interest income is derived from the lower cost of funding provided by these cash management deposit products which are generally at a relatively low rate of interest. In this way, we maintain a lower overall cost of funds which positively impacts net interest income.

•

The Company currently has nine business development individuals whose primary responsibility is to generate new relationships and lending opportunities. Based on the projected level of loan growth for the 24 month projection, the average production for these individuals is $2.4 million per year or approximately $200 thousand per month. This is a comparatively low goal which we feel is highly achievable but warranted, based on the economic conditions and prior refinancing activity. To the extent that loan growth targets are not achieved, proper staffing levels would need to be reviewed as well.

•	In the event that loan production continues to fall short of projected targets, opportunistic incremental investment opportunities would also be analyzed.

•

Please tell us the specific new information management relied upon that sheds additional light on management’s ability to forecast future earnings that prompted the change in forecast period from a 12-month forecast period at December 31, 2011 to a 24-month period at June 30, 2012.

[1]	Mortgage Bankers Association November 20, 2012 MBA Mortgage Finance Forecast

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

Management’s budgeting process is a “bottom up” approach, where current and forecasted yields and costs are applied to expected balances of assets and liabilities, all of which are adjusted for current trends and forecasted changes. Management’s ability to accurately project growth in loans and deposits and interest income and interest expense is strongly correlated to volatility in interest rates and changes in economic conditions. These forces, as well as uncertainties in the regulatory environment, also impact management’s ability to accurately forecast non-interest income and operating expenses.

The years 2010 and 2011 were marked by uncertainty in many areas impacting the Company’s profitability including: declining interest rates, Federal Open Market Committee actions and programs (Quantitative Easing, Operation Twist, etc.), fluctuating but generally increasing unemployment, and introduction and implementation of the Dodd Frank Act. These challenges are evidenced by the actual to budget variances seen in individual line items for these periods. However, in 2012, many of these issues have settled or have become less uncertain; the Federal Reserve Board projects that interest rates are expected to remain at or near current levels for at least the next 2 years, loan growth expectations and forecasts have been reduced dramatically based on the continuing elevated unemployment levels and economic challenges, and progress has been made on identifying regulatory costs which are built into actual and forecasted non-interest expense. The prolonged projection related to low rates will, however, allow the Company the ability to re-price its liability structure which will lower overall funding cost and allow for more competitive pricing related to potential new loan demand.

In addition, during 2012 several uncertainties related to the Company’s loan portfolio and other real estate owned were resolved, the most significant of which was the previously mentioned settlement of a legal action collateralized by three life insurance policies. Removing this uncertainty eliminated $400 - $500 thousand of annualized combined legal costs and insurance premium expenses, thereby improving both anticipated future earnings and management’s ability to accurately project such earnings.

While management believes it has the ability to accurately forecast future earnings, management considers all evidence when evaluating the DTA. In 2010 and 2011, and also in 2012, the history of losses was very much considered when using future taxable income to support the realizability of the DTA.

In 2010, the Company recorded its first quarters of positive earnings. While the Company had expected to sustain losses in its early years before growing to the size and scale required to be profitable, the weight of negative evidence provided by the losses in the first five years of operations required that management not place unreasonable weight on the two quarters of earnings and estimates of projected future taxable income. Said differently, it is largely because the Company had recently sustained losses that management did not believe it appropriate to use more than 12 months of estimated future taxable income to support the realizability of the DTA.

Since becoming profitable in 2010, the Company has continued to grow. Further, the loan portfolio has continued to season, and although new loan growth has slowed, related

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

underwriting risk has been reduced. Also, as the business matures and grows, non-recurring income and expense items are expected to have a less material impact on overall earnings. Based on the expectations of more stable interest rates and slower loan and deposit growth, management believes it can more effectively project future taxable income for the next 2-3 years. However, given the negative evidence created by the loss years, the somewhat unpredictable nature of wealth management fees, and the inherent risks in any loan portfolio, management believes it prudent to limit the use of estimated future taxable income to support the realizability of the DTA to a projection period of 24 months at June 30, 2012.

2. Please explain to us how you considered the following in support of management’s decision to reverse a portion of the deferred tax asset valuation allowance during the periods presented:

•	The magnitude and duration of your past losses as well as your return to profitability;

The Company is a de novo bank formed in 2005, and until 2010, had not been profitable. However, as a start up enterprise, management expected that the initial years would not be profitable, but that with growth, size and scale, the Company would achieve positive earnings and increasing profitability. While the financial crisis and current environment slowed the Company’s pace of growth from initial expectations, management believes that the Company is still very much on track, and that the Company has achieved sufficient size and scale to enable it to continue to be profitable. Management believes that the earnings generated in the wake of the financial crisis and in the current environment is positive evidence of this.

We note that while predictions of future taxable income subsequent to losses in recent years and significant cumulative losses often requires the prediction of a turn around or other change in circumstances. However, we also note that the losses incurred by the Company resulted primarily from its small scale, startup operations that have steadily grown, matured, and become more profitable leading up to current periods. Therefore, our consideration of the magnitude and duration of prior losses included consideration of steady growth and improvement, as well as the recent periods of profitability.

Furthermore, although not included in our analysis, we believe that the pending merger with Affinity is a continuation of the Company’s strategic plan and overall mission, and believe that it will create additional efficiencies and increasing profitability, consistent with the plan at the inception of the Company.

•	The significant factors driving your past losses and the current profitability; and

Prior losses were sustained as the Company invested in future operations and built the infrastructure required to expand the Company to the level of size and scale which management anticipated would be necessary to achieve long-term goals for all stakeholders and to provide the appropriate level of returns for each. In addition, to a much lesser extent, losses also resulted due to credit related issues due in part to the financial crisis. The Company was founded in 2005 in the anticipation of growth and expected losses in early years of operations.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

The financial crisis slowed the pace of growth, but the Company’s business strategy has been to plan for growth, and the Company has not reduced headcount to match volume. In addition, and consistent throughout the banking industry, credit quality in the loan portfolio has been worse than expected. While these issues have been limited to a small number of relationships, the losses sustained have been material. Six lending relationships have accounted for over 70% of the total charge offs experienced by the Company through June 30, 2012. As a result of these issues, the oversight of the Company’s underwriting process has been strengthened and a greater emphasis has been placed on smaller loans.

The growth in the loan portfolio through 2010 began to generate sufficient net interest income to support the Company’s fixed costs and current level of personnel. As the portfolio continues to grow and credit quality continues to improve, net interest income has improved and will continue to improve. Further, we note that $6 million of a total of $8 million of higher cost FHLB advances (weighted average rate of 4.08%) have matured in the first nine months of 2012 and the remaining $2 million will mature in May 2013. These funds have been or will be replaced by lower cost funding, which will serve to further improve net interest margin approximately $250 thousand per year on a run rate basis.

•	The sustainability of your current profitability in light of the current economic environment.

The Company’s current profitability is the culmination of investments made in the startup years. While the current environment is challenging with respect to growth, we believe that the Company’s loan growth will accelerate slightly as interest rates stabilize and prepayments slow.

For September 2012, the weighted average yield on the loan portfolio is 5.08% with an average duration of approximately 3 years while the average yield on our investment portfolio is 3.11%. The Company’s average funding cost (deposits and debt) for September 2012 is 1.46%. On our current loan and funding base, this produces approximately $9.9 million in annual net interest income, which is sufficient to support operating expenses which currently have an annualized run rate of approximately $8.1 million. Furthermore, our funding costs are declining and are expected to continue to decline with borrowing and term deposit maturities. This is consistent with the experience of other community banks in this low interest rate environment as shown in the table below2:

[2]	Data source: SNL Financial. “Average” includes Pennsylvania commercial banks with total assets between $200 million and $1 billion at September 30, 2012

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

Using these amounts in a hypothetical example, and using an average loan loss provision expense for 2010, excluding the previously identified fraud charge-off, 2011 and the first 9 months of 2012 of $650 thousand, and average non-interest income recorded for those same periods of $411 thousand, the Company is currently operating at an annualized pre-tax income level of $1.6 million on a current run rate basis, excluding growth and other assumptions discussed above.

Further, the Company has a greater history of and track record with the borrowers than it did in the early years of the Company, which enables management to better understand the risks inherent in the loan portfolio. Based on our assessment, we do not foresee significant changes in the credit quality of the loan portfolio, or a repeat of the issues encountered in 2008 and 2009. As a result, we believe the Company’s current profitability is sustainable, even if growth is less than anticipated and allowing for unforeseen loan losses.

In summary, we believe that understanding the Company’s operations are integral to evaluating the deferred tax asset recorded by the Company, including:

•	The Company is comprised of two start up organizations and has been on a positive earnings trajectory since 2008.

•

The Company’s earnings are based on contractual interest rates and the Company has achieved sufficient size and scale to be profitable and to withstand unexpected adverse events while maintaining profitability.

•

The Company’s age, current loan portfolio composition, current funding position and duration, and most recent trend of operating results enable management to better understand and forecast future operating results than in previous periods

Based on the discussion above, the Company believes that the deferred tax asset recorded by Company is appropriate and in accordance with the relevant accounting guidance specified in ASC Topic 740; Income Taxes.

Mr. Christian Windsor

Securities and Exchange Commission

November 28, 2012

Thank you for your attention to this matter. We look forward to working with the Commission to resolve and address these comments expeditiously. If you have further questions or need any further information, please do not hesitate to call me at (484) 527-4020 or David W. Swartz of Stevens & Lee at (610) 478-2184.

Sincerely,

FIRST PRIORITY FINANCIAL CORP.

/s/ DAVID E. SPARKS David E. Sparks
Chairman, President and Chief Executive Officer

Enclosures

cc:	David W. Swartz, Esq., Stevens & Lee, PC
Kimberly J. Decker, Esq. Barley Snyder, LLP